Exhibit 99

Endesa Internacional Simplifies Its Shareholding Structure In Enersis

    NEW YORK--(BUSINESS WIRE)--Aug. 1, 2003--Endesa S.A. (NYSE:ELE)

    --  This transaction aims to simplify and make more efficient
        Endesa's ownership structure in the Chilean subsidiaries, following the guidelines of the Company's costs reduction plan.

    -- This assignment does not change either the stake of Endesa in Enersis or its control over such company.

    Endesa Internacional owned by Endesa S.A. (NYSE:ELE) has become the direct holder of the stake that its Chilean subsidiary Elesur previously had in Enersis.
    This change in ownership is part of the process to rationalise the corporate structure, making the holdings of Endesa in its Chilean subsidiaries both, simpler and more efficient.
    The Extraordinary Annual General Meeting of Elesur, 100% owned by Endesa Internacional, held on July 16th 2003, approved the assignment of the entirety of its holdings in Enersis (17.321.166.047 shares), almost equivalent to a 57% of the share capital, to its parent company.
    This transaction was accomplished at previous day closing price and does not change either the stake of Endesa in Enersis or its control over such company.

    CONTACT: Endesa
             North America Investor Relations:
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es